SECOND quarter 2018 July 18, 2018 TELE2 AB Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 132-02822

Group highlights - Q2 2018 SEK billion Revenue Mobile end-user service revenue Adjusted EBITDA Operating cash flow, rolling 12m Q2 2018 6.5 3.6 1.8 4.7 % change reported 6% 6% 13% 20% % change LFL 5% 5% 12% Comments o RLAH adjusted EBITDA impact for the Group of SEK -55m in Q2 o SEK 4.1bn rolling 12m OCF including Netherlands, up 38% o Updated terminology: ? Revenue (Net sales) ? Adjusted EBITDA (EBITDA) ? Operating profit/loss (EBIT) ? No change in accounting principle LFL is constant currencies Operating cash flow = adjusted EBITDA - CAPEX 2 TELE2

Delivering on our long term strategy

Baltic Sea Challenger

- Resilient Swedish B2C and B2B despite headwinds
- Baltics MEUSR up 7% and adjusted EBITDA up 10% LFL
- Rolling 12m operating cash flow up 5% to SEK 4.5bn

Investment Markets

- Kazakhstan MEUSR growth of 20% LFL, driving continued margin expansion
- Croatia MEUSR up 13% LFL, driving strong growth in adjusted EBITDA
- Accumulated repayments on Kazakhstan shareholder loan reach SEK 0.6bn

Positively Fearless Brands

- Tele2 Sweden and Comviq claim top spots in ServiceScore consumer survey
- Tele2 Lithuania Flying House campaign nominated for Cannes Lions Award
- Tele2 Estonia proactively ends unsolicited telemarketing

Transaction Update

- PCAOB re-audit completed and Tele2/Com Hem merger documents submitted
- Dutch merger regulatory process enters Phase II, as expected
- Both transactions expected to close in Q4

LFL is constant currencies

3

TELE2

Baltic Sea Challenger TELE2

Sweden - Financials Mobile end-user service revenue (SEK million) -1% 1,936 1,938 1,932 1,911 1,925 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Adjusted EBITDA and margin (SEK million) -0% 1,043 1,113 1,054 1,066 1,042 27% 29% 26% 27% 27% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 3,323 3,429 3,609 3,459 3,441 79% 80% 83% 81% 80% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q2 highlights - MEUSR growth of 1% excluding the effect of RLAH, driven by both B2C and B2B - Adjusted EBITDA flat despite decline in legacy fixed line business and RLAH impact of SEK -37m, driven by good cost control - Rolling 12m OCF sustained at SEK 3.4bn, and excellent cash conversion of 80% 5 TELE2

Sweden B2C – Resilient in a vibrant market

Mobile end-user service revenue growth



-0%
Q2 '17
Q2 '18

Postpaid ASPU*



+2%
Q2 '17
Q2 '18

Campaigns



YOU CAN PUT A PRICE ON FRIENDSHIP.



HUR MYCKET SURF BEHÖVER DU?

Q2 highlights

- MEUSR growth of 1% excluding the impact of RLAH, driven by both Comviq postpaid and Tele2 small screen
- Continued postpaid ASPU growth especially within Tele2
- Comviq NPS reached a new high, while Tele2 NPS remains stable
- Targeted summer campaigns successfully addressing tough price competition in the price fighter segment

* Small screen

6

TELE2

Sweden B2B - Continued recovery Revenue +0% Q2 '17 Q2 '18 Service revenue -5% Q2 '17 Q2 '18 Customer successes in the quarter Goteborgs Stad Uppsala kommun Epiroc GETINGE Roksidrottsforbundet Q2 highlights - Stable revenues despite continued price competition in the large enterprise segment, supported by growth in equipment sales - Service revenue decline due to RLAH and price erosion of legacy fixed line partly offset by growth in MEUSR of 1% - Significant contract wins including new contracts with City of Gothenburg, Uppsala Municipality, Epiroc, Getinge and Swedish Sports Federation 7 TELE2

Baltics - Financials Mobile end-user service revenue (SEK million) +7% 561 579 586 585 639 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Adjusted EBITDA and margin (SEK million) +10% 310 341 323 315 365 33% 34% 30% 31% 32% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 OCF and cash conversion, rolling 12m (SEK million) 930 962 973 1,006 1,042 80% 80% 78% 78% 78% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q2 highlights - MEUSR driven by strong growth in Lithuania (12% LFL) and Latvia (10% LFL) - Double-digit EBITDA growth driven by growth in service revenue and continued cost discipline - Rolling 12m OCF growth of 12% and continued high cash flow conversion at 78% 8 LFL Adjusted for local currency and M&A TELE2

Baltics - Excellent growth ASPU development +6% Q2 '17 Q2 '18 4G smartphone penetration 42% 55% Q2 '17 Q2 '18 Brand campaigns TELE2 GUDR? M?JA GATAVA 5G Uzzini, cik gudra var kl?t ar? tava m?ja Q2 highlights - ASPU growth continues from monetization of increased data consumption and from prepaid to postpaid migration - Rising smartphone penetration drives data growth and trade up to larger data buckets - Network quality recognized with Tele2 Lithuania Flying House Campaign receiving Cannes Lions Awards nomination and Tele2 Latvia being named by the regulator as offering the highest internet speeds in the country - Tele2 Estonia was the leader in ending unsolicited telemarketing to improve customer trust and satisfaction going forward 9 TELE2

Investment Markets TELE2

Kazakhstan - Financials Mobile end-user service revenue (SEK million) +20% 545 505 552 534 613 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Adjusted EBITDA and margin (SEK million) +78% 158 168 196 202 264 22% 26% 28% 29% 34% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 OCF and cash conversion, rolling 12m (SEK million) -192 -18 142 313 493 -44% -3% 22% 43% 59% Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q2 highlights - MEUSR growth of 20% LFL driven by strong ASPU growth and larger customer base - Adjusted EBITDA margin of 34% driven by MEUSR growth and improved operational efficiency - Cash generation continues to improve, KZT 15bn (SEK ~385m) repayment of shareholder loan in the quarter, taking accumulated re-payments to SEK ~600m 11 LFL Adjusted for local currency and M&A TELE2

Kazakhstan - Continued positive momentum ASPU development +14% Q2 '17 Q2 '18 Customer base +4% Q2 '17 Q2 '18 Net Promoter Score 26 20 30 33 Q2 '17 Q2 '18 Tele2 Altel Q2 highlights - ASPU growth driven by new tariffs supporting monetization of increased data consumption - Strong customer satisfaction drives positive net adds despite increased competition - NPS progress underpinned by improvements in network quality perception, distribution and great value-for-money propositions 12 TELE2

Financial Overview TELE2

Group results Q2 2018 SEK million Revenue Adjusted EBITDA Adjusted EBITDA margin (%) Items affecting comparability D&A JVs and associated companies Operating profit Interest income/expenses Other financial items Taxes Net profit, continuing operations Discontinued operations Non-controlling interests Net profit, equity holders of parent ???? Q2 2018 6,491 1,789 27.6% -130 -619 0 1,040 -92 -82 -196 670 -227 -32 411 Q2 2017 6,152 1,581 25.7% -66 -621 1 895 -79 -94 -192 530 -290 19 259 Comments ???? Revenue growth of 6% includes FX tailwind of 1% Adjusted EBITDA growth of 13%, with Kazakhstan as the main contributor, includes FX tailwind of 1% Items affecting comparability mainly reflect transaction costs for Com Hem merger SEK 54m increase in Kazakhstan earn-out obligation to SEK 558m 14 TELE2

Group cash flow Q2 2018 SEK million Adjusted EBITDA, continuing operations Adjusted EBITDA, discontinued operations Financial items paid/received Taxes paid Changes in working capital CapEx paid Other cash items Free cash flow Of which free cash flow, discontinued operations Of which free cash flow, continuing operations ????? Q2 2018 1,789 61 -116 -280 -115 -675 -153 511 -163 674 Q2 2017 1,581 -30 -145 -133 415 -854 -14 820 -152 972 Comments ????? Discontinued operations reflecting mainly the Netherlands Higher tax payments due to YoY timing differences Working capital affected by YoY timing differences and higher inventories to support increased equipment revenues Lower CapEx paid related to Kazakhstan and Netherlands Includes items affecting comparability e.g. transaction costs 15 TELE2

Operating cash flow Rolling 12 months, SEK million 3,377 3,371 3,361 3,337 3,172 3,245 3,284 3,332 3,815 4,055 [VALUE] 4,218 [VALUE] 4,362 -296 -397 -481 -648 -649 -558 -490 -342 -210 -123 340 538 -906 -1,133 -1,185 -1,344 -1,707 -1,856 -1,838 -1,643 -1,150 -939 -746 -674 -732 -596 Q1 '15 Q2 '15 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Q1 '17 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 ? Baltic Sea Challenger & Rest of Group ? Investment Markets ? The Netherlands 16 Netherlands includes intercompany adjustments TELE2

Debt position and financial leverage Total operations, Economic net debt to adjusted EBITDA rolling 12 months SEK billion 12.0 10.7 9.8 9.8 11.4 1.9 [VALUE] Jun 2017 Sep 2017 Dec 2017 Mar 2018 Jun 2018 Economic net debt Economic net debt to adjusted EBITDA 12.0 [CELLRANGE] [CELLRANGE] [CELLRANGE] 11.4 Jun 2017 Free cash flow Shareholder remuneration M & A and other Jun 2018 17 Economic net debt excludes liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and liability for earn-out obligation in Kazakhstan TELE2

Financial guidance 2018 - Upgraded Mobile end-user service revenue Mid-single digit % growth* Adjusted EBITDA (SEK billion) 6.8 - 7.1 CAPEX (SEK billion excluding spectrum) 2.1 - 2.4 18 * Based on continuing operations in constant currencies TELE2

Merger with Com Hem Transaction update TELE2

Merger process activities Completed activities o Completion of PCAOB audit o Announcement by Kinnevik of pro-competitive measures o Submission of merger documents to the SEC and Finansinspektionen Planned in H2 o Filing with the European Commission o EGMs following review and approval of merger documents o Closing expected in Q4 20 TELE2

To conclude... TELE2

Key priorities moving forward ? Fearlessly liberate people to live a more connected life ? Growth from continued data monetization ? Return Sweden to growth despite headwinds ? Further leverage our momentum in Baltics, Croatia and Kazakhstan ? Prepare to close mergers in both Netherlands and Sweden ? Operational excellence to remain a high priority Positively Fearless Brands Connecting Things our Customers Love Digital First Customer Experience Winning Cost Structure TELE2

Tele2's Way2Win Our Purpose We fearlessly liberate people to live a more connected life Where We Play Baltic Sea Challenger Investment Markets IoT Cash Generators How We Win Positively Fearless Brands Connecting Things our Customers Love Digital First Customer Experience Winning Cost Structure Responsible Challenger Winning People & Culture 23 TELE2

THE BEGINNING TELE2

IMPORTANT INFORMATION

The information included in this presentation is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this presentation may contain forward-looking statements. By their nature, forwardlooking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this presentation, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.